Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT (To Prospectus dated June 7, 2021)	March 16, 2023

OFS Credit Company, Inc.
$70,000,000
Common Stock
This prospectus supplement supplements the prospectus dated June 7, 2021, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, and Amendment No. 4 thereto, dated December 7, 2021, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to March 15, 2023, we sold a total of 3,090,766 shares of common stock at a weighted average price of $13.50 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $41.2 million after deducting commissions and fees. Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

February 2023 Financial Update
On March 16, 2023, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of February 28, 2023 is between $9.65 and $9.75. This estimate is not a comprehensive statement of our financial condition or results for the month ended February 28, 2023. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending April 30, 2023, which will be reported in our Semi-Annual Report on Form N-CSR.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after February 28, 2023 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by rising interest rates and high inflation rates, the ongoing war between Russia and Ukraine, the continuing COVID-19 pandemic, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this February 2023 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

FIRST QUARTER 2023 HIGHLIGHTS AND FINANCIAL RESULTS
FIRST QUARTER HIGHLIGHTS
•Net investment income (“NII”) of $3.8 million, or $0.41 per common share, for the fiscal quarter ended January 31, 2023. This compares to NII of $4.0 million, or $0.44 per common share, for the fiscal quarter ended October 31, 2022. The decrease in net investment income was primarily due to a decrease in the portfolio’s weighted-average effective yield.
•Core net investment income (“Core NII”)1 of $3.6 million, or $0.38 per common share, for the fiscal quarter ended January 31, 2023. Core NII declined $0.2 million, or $0.05 per common share, from the prior quarter, primarily due to a decrease in initial CLO equity payments received on newly issued CLOs. For our newly issued CLO investments, it may take up to three quarters from issuance to receive initial distribution payments.
•Net asset value (“NAV”) per common share of $10.13 as of January 31, 2023, an increase from $9.98 as of October 31, 2022.
•As of January 31, 2023, the weighted average effective yield of our investment portfolio at amortized cost was 15.64%.
SUBSEQUENT EVENTS
•On March 1, 2023, OFS Credit’s board of directors declared a quarterly distribution of $0.55 per share of common stock for the fiscal quarter ending April 30, 2023. The distribution is payable on April 28, 2023 in cash or shares of our common stock to stockholders of record as of March 14, 2023. The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution, excluding any cash paid for fractional shares.

SELECTED FINANCIAL HIGHLIGHTS
(in millions, except per share data) (unaudited)
	As of January 31, 2023	As of October 31, 2022
Investment portfolio, at fair value	$151.1	$145.8
NAV per share	$10.13	$9.98

	For the Fiscal Quarter Ended
(Per common share)	January 31, 2023	October 31, 2022
Net investment income	$0.41	$0.44
Net unrealized gain (loss) on investments	0.35	(0.43)
Total earnings	$0.76	$0.01

Core NII — Non-GAAP
Net investment income	$0.41	$0.44
CLO equity adjustments	(0.03)	(0.01)
Core NII	$0.38	$0.43
1 On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Core NII represents NII adjusted for differences in applicable cash distributions received on our CLO equity investments. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

PORTFOLIO AND INVESTMENT ACTIVITIES
As of January 31, 2023, the total fair value of our investment portfolio was approximately $151.1 million, which was equal to approximately 83% of amortized cost. Although new primary market CLO issuances have declined due to current economic and market conditions, we continue to evaluate new investment opportunities, in both the primary and secondary markets, and intend to deploy capital into investments that we believe will generate attractive risk-adjusted returns. During the quarter ended January 31, 2023, we deployed $5.8 million into three new CLO equity and debt investments. As of January 31, 2023, we had $14.9 million of cash available for potential future investment opportunities and general working capital needs.

Portfolio Overview
($ in millions)	As of January 31, 2023	As of October 31, 2022
Investment portfolio, at fair value	$151.1	$145.8
Total number of portfolio companies	67	65
Weighted-average effective yield	15.64%	16.64%

	For the Fiscal Quarter Ended
Portfolio Activity ($ in millions)	January 31, 2023	October 31, 2022
CLO equity investments	$3.9	$—
CLO debt investments	1.9	1.8
Total investments	$5.8	$1.8
RESULTS OF OPERATIONS
Interest Income
For the fiscal quarter ended January 31, 2023, interest income remained stable at $7.5 million compared to the prior quarter as growth in total investments at cost was offset by a decline in the weighted average effective yield on our investment portfolio.
Expenses
For the fiscal quarter ended January 31, 2023, total expenses increased $0.1 million to $3.6 million compared to the prior quarter, primarily due to increases in professional fees and management fees.
Net realized and unrealized gain (loss)
For the fiscal quarter ended January 31, 2023, net change in unrealized appreciation of $3.3 million was primarily due to tightening of liquid credit market spreads.
DISTRIBUTIONS
On March 1, 2023, our board of directors declared the following distribution on shares of our common stock.

Record Date	Payable Date	Distribution Per Common Share[2]
March 14, 2023	April 28, 2023	$0.55
2 The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution to be paid, excluding any cash paid for fractional shares. The remainder of the distribution (approximately 80%) will be paid in the form of shares of our common stock. The exact distribution of cash and stock to any given stockholder will be dependent upon each stockholder's election as well as the elections of other stockholders, subject to the pro-rata limitation.

OFS Credit Company, Inc.
Statement of Assets and Liabilities

As of January 31, 2023
(unaudited)
Assets:
Investments, at fair value (amortized cost of $181,161,434)	$151,115,749
Cash	14,863,217
Interest receivable	589,346
Other assets	137,580
Total assets	$166,705,892

Liabilities:
Preferred stock (net of deferred issuance costs of $1,578,716)	$62,421,284
Payable to adviser and affiliates	2,390,653
Accrued professional fees	256,500
Other liabilities	312,000
Total liabilities	$65,380,437

Net assets	$101,325,455

Net assets consist of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 9,997,837 shares issued and outstanding	$9,998
Paid-in capital in excess of par	114,688,905
Total accumulated losses	(13,373,448)
Total net assets	$101,325,455

Net asset value per share	$10.13

OFS Credit Company, Inc.
Statement of Operations

Three Months Ended
January 31, 2023
(unaudited)
Investment income:
Interest income	$7,479,588

Operating expenses:
Interest expense	1,021,241
Management fees	730,700
Incentive fees	961,065
Administration fees	289,395
Professional fees	217,953
Excise tax	240,000
Other expenses	174,974
Total operating expenses	3,635,328

Net investment income	3,844,260

Net realized and unrealized gain (loss):
Net change in unrealized appreciation on investments	3,312,705
Net realized and unrealized gain	3,312,705

Net increase in net assets resulting from operations	$7,156,965

Supplemental Information Regarding Core Net Investment Income
We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for differences in applicable cash distributions received on our CLO equity investments. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of the Company’s financial performance, identifying trends in its results and providing meaningful period-to-period comparisons.
Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current amortized cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).
Furthermore, in order for the Company to continue to qualify for tax treatment as a regulated investment company, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. Therefore, the Company’s management believes that Core NII may provide a better indication of our estimated taxable income for a reporting period than GAAP NII; however, we can offer no assurance that will be the case, as the ultimate tax character of our earnings cannot be determined until after tax returns are prepared at the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.
The following table provides a reconciliation of GAAP NII to Core NII for the fiscal quarters ended January 31, 2023 and October 31, 2022 (unaudited):

	For the Fiscal Quarter Ended January 31, 2023		For the Fiscal Quarter Ended October 31, 2022
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$3,844,260	$0.41	$3,950,999	$0.44
CLO equity adjustments	(222,342)	(0.03)	(93,022)	(0.01)
Core NII	$3,621,918	$0.38	$3,857,977	$0.43

SCHEDULE OF INVESTMENTS AS OF JANUARY 31, 2023

On March 10, 2023, the Company filed its monthly report on Form N-PORT for the month ended January 31, 2023, which included the Schedule of Investments as of January 31, 2023. The Schedule of Investments is attached hereto.
Information contained on our website is not incorporated by reference into this prospects supplement or the Prospectus, and you should not consider that information to be part of this prospectus supplement or the Prospectus.

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
CLO Debt Securities

Atlas Senior Loan Fund XX, Ltd.
Mezzanine Debt - Class E	13.21%	(SOFR + 9.43%)	10/13/2022	10/19/2035	$2,000,000	$1,848,084	$1,848,084	1.8%

Carlyle US CLO 2022-6, Ltd.
Mezzanine Debt - Class E	13.10%	(SOFR + 8.63%)	12/9/2022	10/25/2034	1,000,000	951,516	951,516	0.9

LCM 31 CLO
Mezzanine Debt - Class E	11.89%	(L + 7.08%)	12/18/2020	1/20/2032	250,000	248,413	239,421	0.2

PPM CLO 6 Ltd.
Mezzanine Debt - Class E	12.72%	(SOFR + 8.21%)	12/20/2022	1/20/2031	1,000,000	913,434	913,434	0.9

VCP CLO II
Mezzanine Debt - Class E	13.23%	(L + 8.40%)	2/19/2021	4/15/2031	500,000	489,034	$475,063	0.5

Total CLO Debt Securities					$4,750,000	$4,450,481	$4,427,518	4.3%

CLO Equity Securities(6)

Allegro CLO VII, Ltd.
Subordinated Notes	6.25%		2/14/2019	6/13/2031	$3,100,000	$1,840,328	$1,054,605	1.1%

Allegro CLO 2021-2, Ltd.
Subordinated Notes	16.99%		8/23/2021	10/15/2034	5,000,000	4,073,175	3,807,557	3.9

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets

Allegro CLO XV, LTD.
Subordinated Notes	18.93%		6/10/2022	7/20/2035	$4,640,000	$3,565,986	$4,061,252	4.0%

Anchorage Capital CLO 1-R Ltd.
Subordinated Notes	7.60%		10/5/2018	4/13/2031	2,100,000	1,361,614	1,090,825	1.1

Apex Credit CLO 2020 Ltd.
Subordinated Notes	20.28%		11/16/2020	10/20/2031	6,170,000	5,457,134	4,622,640	4.6

Apex Credit CLO 2021 Ltd.
Subordinated Notes	17.59%		5/28/2021	7/18/2034	7,140,000	5,873,311	5,248,746	5.2

Apex Credit CLO 2022-1A
Subordinated Notes	16.28%		4/28/2022	4/22/2033	8,833,176	6,982,532	7,408,265	7.3

Atlas Senior Loan Fund IX Ltd.
Subordinated Notes(7)(8)	0.00%		10/5/2018	4/20/2028	1,200,000	452,476	131,830	0.1

Atlas Senior Loan Fund X Ltd.
Subordinated Notes	5.79%		10/5/2018	1/15/2031	5,000,000	2,188,292	964,170	1.0

Atlas Senior Loan Fund XVII, Ltd.
Subordinated Notes	21.18%		9/20/2021	10/20/2034	6,000,000	4,769,077	4,654,730	4.6

Battalion CLO IX Ltd.
Subordinated Notes - Income	13.56%		10/10/2018	7/15/2031	1,079,022	667,169	402,835	0.4
Subordinated Notes	13.56%		10/10/2018	7/15/2031	1,770,978	1,094,966	661,165	0.7
					2,850,000	1,762,135	1,064,000	1.1
Battalion CLO XI Ltd.
Subordinated Notes	17.45%		3/20/2019	10/24/2029	5,000,000	4,056,752	3,645,565	3.6

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Battalion CLO XIX Ltd.
Subordinated Notes	22.87%		3/16/2021	4/15/2034	$5,000,000	$3,020,336	$3,162,382	3.1%

BlueMountain Fuji U.S. CLO III, Ltd.
Subordinated Notes	10.50%		9/18/2019	1/15/2030	3,701,700	2,428,033	1,732,509	1.7

Bridge Street CLO III Ltd.
Subordinated Notes	16.83%		12/28/2022	10/20/2034	6,900,000	3,645,147	3,645,147	3.6

Crown Point CLO 4 Ltd.
Subordinated Notes	11.87%		3/22/2019	4/20/2031	5,000,000	3,232,271	1,882,213	1.9

Dryden 30 Senior Loan Fund
Subordinated Notes	5.33%		10/5/2018	11/15/2028	1,000,000	349,088	180,152	0.2

Dryden 38 Senior Loan Fund
Subordinated Notes	15.89%		10/5/2018	7/15/2030	2,600,000	1,434,881	990,379	1.0

Dryden 41 Senior Loan Fund
Subordinated Notes	20.03%		10/5/2018	4/15/2031	2,600,000	1,061,797	710,970	0.7

Dryden 53 CLO, Ltd.
Subordinated Notes - Income	18.13%		10/5/2018	1/15/2031	3,200,000	1,848,077	1,149,513	1.1
Subordinated Notes	21.17%		10/1/2019	1/15/2031	500,000	276,944	179,611	0.2
					3,700,000	2,125,021	1,329,124	1.3
Dryden 60 CLO, Ltd.
Subordinated Notes	18.30%		4/23/2021	7/15/2031	5,950,000	4,609,144	3,837,961	3.8

Dryden 76 CLO, Ltd.
Subordinated Notes	19.59%		9/27/2019	10/20/2032	2,250,000	1,846,972	1,749,365	1.7

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Dryden 87 CLO, Ltd.
Subordinated Notes	18.78%		6/2/2021	5/20/2034	$5,000,000	$4,353,370	$4,400,843	4.3%

Dryden 95 CLO, Ltd.
Subordinated Notes	18.69%		7/29/2021	8/20/2034	6,000,000	4,910,714	5,045,333	5.0

Dryden 98 CLO, Ltd.
Subordinated Notes	20.16%		3/17/2022	4/20/2035	5,500,000	4,464,199	5,033,910	5.0

Elevation CLO 2017-7, Ltd.
Subordinated Notes(7)(8)(11)	0.00%		10/5/2018	7/15/2030	2,605,080	688,979	46,078	—

Elevation CLO 2017-8, Ltd.
Subordinated Notes	4.75%		10/5/2018	10/25/2030	2,000,000	967,141	443,537	0.4

Elevation CLO 2021-12, Ltd.
Subordinated Notes	18.37%		5/26/2021	4/20/2032	3,500,000	2,542,537	1,923,753	1.9

Elevation CLO 2021-13, Ltd.
Subordinated Notes	17.45%		6/9/2021	7/15/2034	6,026,765	4,644,405	4,398,647	4.3

Elevation CLO 2021-14, Ltd.
Subordinated Notes	15.71%		10/29/2021	10/20/2034	7,237,500	5,855,818	5,317,532	5.2

Elevation CLO 2021-15, Ltd.
Subordinated Notes	16.67%		12/23/2021	1/5/2035	9,000,000	6,490,248	5,889,669	5.8

Flatiron CLO 2017-1, Ltd.
Subordinated Notes	20.25%		3/22/2019	5/15/2030	3,000,000	1,908,971	1,531,309	1.5

Flatiron CLO 18 Ltd.
Subordinated Notes	15.70%		10/5/2018	4/17/2031	4,500,000	3,305,823	2,656,839	2.6

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets

Greenwood Park CLO, Ltd.
Subordinated Notes	8.21%		10/5/2018	4/15/2031	$4,000,000	$2,621,429	$1,878,444	1.9%

Halcyon Loan Advisors Funding 2018-1 Ltd.
Subordinated Notes	18.57%		3/20/2019	7/20/2031	3,000,000	1,951,986	1,176,147	1.2

HarbourView CLO VII-R, Ltd.
Subordinated Notes(7)(8)	0.00%		10/5/2018	11/18/2026	3,100,000	1,886,533	120,561	0.1

Jamestown CLO XVI, Ltd.
Subordinated Notes	19.63%		7/29/2021	7/25/2034	3,500,000	2,557,638	2,456,735	2.4

LCM 31 CLO
Subordinated Notes	24.22%		12/18/2020	1/20/2032	1,350,000	1,010,675	883,950	0.9

Madison Park Funding XXIII, Ltd.
Subordinated Notes	19.89%		10/5/2018	7/27/2047	4,000,000	2,540,446	2,274,388	2.2

Madison Park Funding XXIX, Ltd.
Subordinated Notes	21.85%		12/22/2020	10/18/2047	1,000,000	658,609	612,879	0.6

Marble Point CLO X Ltd.
Subordinated Notes	13.29%		10/5/2018	10/15/2030	7,000,000	3,485,013	1,660,047	1.6

Marble Point CLO XI Ltd.
Subordinated Notes - Income	9.91%		10/5/2018	12/18/2047	1,500,000	768,417	316,221	0.3

Marble Point CLO XX, Ltd.
Subordinated Notes	15.48%		4/9/2021	4/23/2051	5,125,000	4,029,641	3,456,877	3.4

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Marble Point CLO XXI, Ltd.
Subordinated Notes	15.46%		8/24/2021	10/17/2051	$5,250,000	$4,208,940	$3,675,027	3.6%

Marble Point CLO XXIII Ltd.
Subordinated Notes	14.98%		12/3/2021	1/22/2052	1,750,000	1,463,539	1,336,058	1.3

MidOcean Credit CLO VII Ltd.
Subordinated Notes - Income(7)(8)	0.00%		3/20/2019	7/15/2029	3,275,000	1,135,920	171,257	0.2

MidOcean Credit CLO VIII Ltd.
Subordinated Notes - Income	21.32%		1/14/2019	2/20/2031	3,225,000	2,045,962	1,410,503	1.4

MidOcean Credit CLO IX Ltd.
Subordinated Notes - Income	18.97%		11/21/2018	7/20/2031	3,000,000	1,826,907	1,254,039	1.2

Niagara Park CLO, Ltd.
Subordinated Notes	18.55%		11/8/2019	7/17/2032	4,500,000	3,573,906	3,401,495	3.4

Octagon Investment Partners 39, Ltd.
Subordinated Notes	19.49%		2/27/2020	10/20/2030	3,600,000	2,195,841	1,699,889	1.7

Sound Point CLO IV-R, Ltd.
Subordinated Notes(7)(8)	0.00%		11/2/2018	4/18/2031	4,000,000	850,583	328,596	0.3

Steele Creek CLO 2022-1, Ltd.
Subordinated Notes	21.22%		3/28/2022	4/15/2035	5,000,000	3,676,444	3,724,517	3.7

THL Credit Wind River 2014-3 CLO Ltd.
Subordinated Notes	11.32%		10/10/2018	10/22/2031	2,778,000	1,454,579	828,689	0.8

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Trinitas CLO VIII
Subordinated Notes	22.56%		4/28/2021	7/20/2117	$2,800,000	$1,618,793	$1,170,248	1.2%

Venture 33 CLO Limited
Subordinated Notes	27.29%		3/21/2019	7/15/2031	3,150,000	1,868,832	956,330	0.9

Vibrant CLO X Ltd.
Subordinated Notes	12.66%		5/23/2019	10/20/2031	8,000,000	4,508,830	2,548,505	2.5

Vibrant CLO XIII, Ltd.
Subordinated Notes	14.32%		6/3/2021	7/15/2034	5,000,000	4,153,543	3,646,233	3.6

Voya CLO 2017-4, Ltd.
Subordinated Notes	13.17%		10/5/2018	10/15/2030	1,000,000	628,960	330,869	0.3

Wind River 2015-1 CLO
Subordinated Notes	23.90%		4/28/2021	10/20/2030	2,600,000	1,268,685	954,987	0.9

Webster Park CLO
Subordinated Notes	12.14%		4/23/2021	1/20/2027	3,363,000	2,110,472	1,539,960	1.5

Zais CLO 3, Limited
Subordinated Notes - Income	14.70%		10/10/2018	7/15/2031	1,038,255	539,345	162,818	0.2
Subordinated Notes	14.70%		10/10/2018	7/15/2031	1,761,745	907,817	276,275	0.3
					2,800,000	1,447,162	439,093	0.5

Total CLO Equity Securities					$248,770,221	$167,815,992	$137,914,381	136.2%

Loan Accumulation Facilities(9)

Anchorage Capital CLO 26, Ltd.
Loan Accumulation Facility	14.50%		6/3/2022	5/16/2024	$531,250	$531,250	$522,538	0.5%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Brightwood Capital MM CLO 2022-1, Ltd.
Loan Accumulation Facility(8)	0.00%		1/5/2022	12/31/2032	$7,500,000	$7,500,000	$7,312,500	7.2%

Total Loan Accumulation Facilities					$8,031,250	$8,031,250	$7,835,038	7.7%

Other CLO equity-related investments
CLO other(10)	17.51%					$863,711	$938,812	0.9%

Total Investments					$261,551,471	$181,161,434	$151,115,749	149.1%
(1)    These investments are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act of 1933, as amended.
(2)    We do not “control” and are not an “affiliate” of any of our portfolio investments, each as defined in the Investment Company Act of 1940, as amended. In general, under the Investment Company Act of 1940, as amended, we would be presumed to “control” a portfolio investment if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio investment if we owned 5% or more of its voting securities.
(3)    The rate disclosed on CLO equity securities is the estimated effective yield, generally established at purchase and re-evaluated upon receipt of distributions, and based upon projected amounts and timing of future distributions and the projected amount and timing of terminal principal payments at the time of estimation. The estimated effective yield and investment cost may ultimately not be realized. Projected cash flows, including the amount and timing of terminal principal payments, which generally are projected to occur prior to the contractual maturity date, were utilized in deriving the effective yield of the investments. The rates disclosed on CLO debt securities reflects the contractual interest rate. The rate disclosed on Loan Accumulation Facilities represents the estimated yield to be earned on the investment. As of January 31, 2023, the Company’s weighted-average effective yield on its total investments, based on current amortized cost, was 15.64%.
(4)    CLO debt securities bear interest at a rate determined by reference to three-month LIBOR (L) or SOFR which reset quarterly. The rate provided for each CLO debt security is as of January 31, 2023.
(5)    The fair value of all investments was determined in good faith by OFS Advisor using significant, unobservable inputs.
(6)    Subordinated notes and income notes are considered CLO equity securities. CLO equity securities are entitled to recurring distributions, which are generally equal to the remaining cash flow payments made by underlying securities less contractual payments to debt holders and fund expenses.
(7)    As of January 31, 2023, the effective accretable yield has been estimated to be 0%, as the aggregate amount of projected distributions, including projected distributions related to liquidation of the underlying portfolio upon the security’s anticipated optional redemption, is equal to or less than current amortized cost. Projected distributions are periodically monitored and re-evaluated. All actual distributions will be recognized as reductions to amortized cost until such time, if and when occurring, a future aggregate amount of then-projected distributions exceeds the security’s then-current amortized cost.
(8)    Non-income producing.
(9) Loan Accumulation Facilities are financing structures intended to aggregate loans that are expected to form part of the portfolio of a future CLO. Investments in Loan Accumulation Facilities generally earn returns equal to the actual income earned on facility assets less costs and fees incurred on senior financing and manager costs. Income and return of capital distributions from investments in Loan Accumulation Facilities are generally received upon the earlier of the closing of the CLO securitization or liquidation of the underlying portfolio.
(10)    Fair value represents discounted cash flows associated with fees earned from CLO equity-related investments.
(11)    As of January 31, 2023, the investment has been optionally redeemed. Remaining residual distributions are anticipated to be recognized as return of capital.